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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                                      AND

                        AMENDMENT NO. 6 TO SCHEDULE 13D
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               MAXTOR CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HYUNDAI ACQUISITION, INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                          HYUNDAI ELECTRONICS AMERICA
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  577729 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                    K.S. YOO
                   CORPORATE PLANNING AND COORDINATION OFFICE
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                          SAN 136-1, AMI-RE, BUBAL-EUB
                            ICHON KUN, KYOUNGKI-DO,
                                 467-860 KOREA
                               011-82-336-30-2683
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:

            I.H. CHUN                  BARTLEY C. DEAMER, ESQ.             ALAN C. MYERS, ESQ.
         LEGAL DEPARTMENT                LIOR O. NUCHI, ESQ.              RICHARD D. PRITZ, ESQ.
       HYUNDAI ELECTRONICS                MCCUTCHEN, DOYLE,               SKADDEN, ARPS, SLATE,
       INDUSTRIES CO., LTD.                BROWN & ENERSEN                    MEAGHER & FLOM
   66, JEOKSEON-DONG, JONGRO-KU        THREE EMBARCADERO CENTER              919 THIRD AVENUE
           SEOUL, KOREA                SAN FRANCISCO, CA 94111              NEW YORK, NY 10022
        011-82-2-398-4324                   (415) 393-2000                    (212) 735-3000

                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                  $278,591,654.80                                       $55,718.34
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749 Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/ / CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:        NONE      FILING PARTY:    N/A
FORM OR REGISTRATION NO.:      N/A       DATE FILED:      N/A

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

CUSIP NO. 577729 10 6

  1.   Name of Reporting Persons:
       S.S. or I.R.S. Identification No. of Above Person
       HYUNDAI ACQUISITION, INC.
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       BK, AF
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /
  6.   Citizenship or place of organization:
       DELAWARE
  7.   Aggregate amount beneficially owned by each reporting person:
       0
  8.   Check if the aggregate amount in row (7) excludes certain shares / /
  9.   Percent of class represented by amount in row (7):
       0
 10.   Type of reporting person:
       CO

CUSIP NO. 577729 10 6

  1.   Name of reporting persons:
       S.S. or I.R.S. Identification No. of above person
       HYUNDAI ELECTRONICS AMERICA
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       BK, AF
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /
  6.   Citizenship or place of organization:
       CALIFORNIA
  7.   Aggregate amount beneficially owned by each reporting person:
       0
  8.   Check if the aggregate amount in row (7) excludes certain shares /X/
  9.   Percent of class represented by amount in row (7):
       0
 10.   Type of reporting person:
       CO

CUSIP NO. 577729 10 6

  1.   Name of Reporting Persons:
       S.S. or I.R.S. Identification No. of Above Person
       HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       OO
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /
  6.   Citizenship or place of organization:
       REPUBLIC OF KOREA
  7.   Aggregate amount beneficially owned by each reporting person:
       5,844,000 SHARES OF COMMON STOCK OF MAXTOR CORPORATION (THE "COMPANY"), PAR VALUE $.01
       PER SHARE (THE "SHARES") CONSISTING OF 5,844,000 SHARES ISSUABLE UPON CONVERSION OF
       5,844,000 SHARES OF CLASS A COMMON STOCK OF THE COMPANY, PAR VALUE $.01 PER SHARE (THE
       "CLASS A SHARES")
  8.   Check if the aggregate amount in row (7) excludes certain shares / /
  9.   Percent of class represented by amount in row (7):
       16.5%
 10.   Type of reporting person:
       CO

CUSIP NO. 577729 10 6

  1.   Name of Reporting Persons:
       S.S. or I.R.S. Identification No. of Above Person
       HYUNDAI HEAVY INDUSTRIES CO., LTD.
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       OO
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) /X/
  6.   Citizenship or place of organization:
       REPUBLIC OF KOREA
  7.   Aggregate amount beneficially owned by each reporting person:
       4,870,000 SHARES CONSISTING OF 4,870,000 SHARES ISSUABLE UPON CONVERSION OF 4,870,000
       CLASS A SHARES
  8.   Check if the aggregate amount in row (7) excludes certain shares / /
  9.   Percent of class represented by amount in row (7):
       14.1%
 10.   Type of reporting person:
       CO

CUSIP NO. 577729 10 6

  1.   Name of Reporting Persons:
       S.S. or I.R.S. Identification No. of Above Person
       HYUNDAI CORPORATION
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       OO
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) /X/
  6.   Citizenship or place of organization:
       REPUBLIC OF KOREA
  7.   Aggregate amount beneficially owned by each reporting person:
       4,870,000 SHARES CONSISTING OF 4,870,000 SHARES ISSUABLE UPON CONVERSION OF 4,870,000
       CLASS A SHARES
  8.   Check if the aggregate amount in row (7) excludes certain shares / /
  9.   Percent of class represented by amount in row (7):
       14.1%
 10.   Type of reporting person:
       CO

CUSIP NO. 577729 10 6

  1.   Name of Reporting Persons:
       S.S. or I.R.S. Identification No. of Above Person
       HYUNDAI MERCHANT MARINE CO., LTD.
  2.   Check the appropriate box if a member of a group
       (a) /X/
       (b) / /
  3.   SEC use only
  4.   Source of funds:
       OO
  5.   Check if disclosure of legal proceedings is required pursuant to items 2(e) or 2(f) / /
  6.   Citizenship or place of organization:
       REPUBLIC OF KOREA
  7.   Aggregate amount beneficially owned by each reporting person:
       3,896,000 SHARES CONSISTING OF 3,896,000 SHARES ISSUABLE UPON CONVERSION OF 3,896,000
       CLASS A SHARES
  8.   Check if the aggregate amount in row (7) excludes certain shares / /
  9.   Percent of class represented by amount in row (7):
       11.6%
 10.   Type of reporting person:
       CO

     This Schedule 14D-1 Tender Offer Statement and Amendment No. 6 to Schedule 13D (this "Statement") relates to the offer by Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America, a California corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation, a Delaware corporation (the "Company") at a price of $6.70 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 1995 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively. This Statement is being filed on behalf of Parent, the Purchaser, Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") for purposes of the Schedule 14D-1 Tender Offer Statement ("Schedule 14D-1") and by HEI, HHI, HC and HMM for purposes of Amendment No. 6 to the original Schedule 13D dated February 14, 1994 (as amended by Amendment No. 1 to Schedule 13D dated March 17, 1995, Amendment No. 2 to Schedule 13D dated October 28, 1995, Amendment No. 3 to Schedule 13D dated October 30, 1995, Amendment No. 4 to Schedule 13D dated November 1, 1995, and Amendment No. 5 to Schedule 13D dated November 6, 1995) (the "Schedule 13D").

     The class of securities to which this Statement relates is the Shares, including the stock purchase rights associated with each Share (which do not trade separately from the Shares) issued pursuant to the Rights Agreement, dated as of January 27, 1988, as amended on September 10, 1994 and November 2, 1995.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Maxtor Corporation, a Delaware corporation with its principal executive offices at 211 River Oaks Parkway, San Jose, California 95134.

     (b) The information set forth in "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer-Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a-d, g) This Statement is being filed on behalf of Parent, the Purchaser, HEI, HHI, HC and HMM for purposes of the Schedule 14D-1 and by HEI, HHI, HC and HMM for purposes of Amendment No. 6 to Schedule 13D. The information set forth in "Introduction," "The Tender Offer -- Certain Information Concerning Parent and the Purchaser" and Schedule I -- Information Concerning the Directors and Executive Officers of Parent, the Purchaser and the Hyundai Shareholders of the Offer to Purchase is incorporated herein by reference.

     (e-f) During the last five years none of Parent, the Purchaser, HEI, HHI, HC, HMM or, to the best knowledge of Parent, the Purchaser, HEI, HHI, HC and HMM, the persons listed in Schedule I -- Information Concerning the Directors and Executive Officers of Parent, the Purchaser and the Hyundai Shareholders of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws except as follows:

     Kyung Hee Choi. On August 14, 1992, the Criminal District Court, Seoul, Korea, entered a sentence of 2 1/2 years imprisonment, suspended for 3 years, against Mr. Choi. The related conviction was based on alleged improper accounting by HMM, resulting in underpayment of its Korean income tax. Mr. Choi is currently serving a probationary sentence, but no fine or imprisonment will be imposed against Mr. Choi as long as Mr. Choi does not engage in activities which led to his conviction during the probationary period. It is expected that Mr. Choi's probation will be terminated in the near future.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a-b) The information set forth in "Introduction," "Special
Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," "Special Factors -- Interests of Certain Persons in the Transaction" and "The Tender Offer -- Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a-c) The information set forth in "Special Factors -- Financing the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a-b) The information set forth in "Introduction," "Special
Factors -- Purpose and Structure of the Transaction," "Special Factors -- Plans for the Company after the Transaction" and "Special Factors -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," "Special Factors -- Plans for the Company after the Transaction" and "Special Factors -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (d-e) The information set forth in "Special Factors -- Purpose and Structure of the Transaction," "Special Factors -- Plans for the Company after the Transaction," "Special Factors -- Certain Effects of the Transaction," "Special Factors -- The Merger Agreements," "The Tender Offer -- Effects of the Offer on the Market for the Shares" and "The Tender Offer -- Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (f-g) The information set forth in "Special Factors -- Plans for the Company after the Transaction," "Special Factors -- Certain Effects of the Transaction" and "The Tender Offer -- Effects of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in "Introduction," "The Tender
Offer -- Certain Information Concerning Parent and the Purchaser," "Special Factors -- Interests of Certain Persons in the Transaction" and Schedule
I -- Information Concerning the Directors and Executive Officers of Parent, the Purchaser and the Hyundai Shareholders of the Offer to Purchase is incorporated herein by reference.

     (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction," "Special Factors -- Background of the Transaction, Past Contacts, Transactions and Negotiations with the Company," "Special Factors -- Purpose and Structure of the Transaction," "Special Factors -- Plans for the Company After the Transaction," "Special Factors -- Interests of Certain Persons in the Transaction," "Special
Factors -- The Merger Agreement" "Special Factors -- Certain Effects of the Transation" and "Special Factors -- Effects of the Offer on the Market for Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction," "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," "Special Factors -- Opinion of Financial Advisor," "Special
Factors -- Analysis of Financial Advisor to Parent" and "The Tender
Offer -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "The Tender Offer -- Certain Information Concerning Parent, the Purchaser and the Hyundai Shareholders" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in "Special Factors -- Background of the Transaction; Past Contacts, Transactions and Negotiations with the Company," "Special Factors -- Interests of Certain Persons in the Transaction" and "Special Factors -- The Merger Agreement" of the Offer to Purchase is incorporated herein by reference.

     (b-c, e) The information set forth in "The Tender Offer -- Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "Special Factors -- Certain Effects of the Transaction" and "The Tender Offer -- Effects of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)   Offer to Purchase, dated November 8, 1995.
  (a)(2)   Letter of Transmittal.
  (a)(3)   Notice of Guaranteed Delivery.
  (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
  (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
  (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
  (a)(7)   Summary Advertisement, dated November 8, 1995.
  (b)      None.
  (c)(1)   Agreement and Plan of Merger, dated as of November 2, 1995 among Parent, the
           Purchaser and the Company.(1)
  (c)(2)   Stock Purchase Agreement, dated September 10, 1993 among HEI, HHI, HC, HMM and the
           Company(2).
  (d)      None.
  (e)      Not applicable.
  (f)      None.
  (g)(1)   Power of Attorney held by J.Y. Kim.

---------------
(1) A copy of which is set forth as Exhibit II to the Offer to Purchase which is set forth as Exhibit (a)(1) to this Statement.

(2) Filed as an Exhibit to the Schedule 13D filed by HEI, HHI, HC and HMM with the Securities and Exchange Commission on February 14, 1994 and incorporated herein by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 8, 1995               HYUNDAI ACQUISITION, INC.

                                      By: /s/  Y.H. KIM
                                         ------------------------------------
                                         Name: Y.H. Kim
                                         Title: President and Chief Executive
                                          Officer

                                      HYUNDAI ELECTRONICS AMERICA

                                      By: /s/  Y.H. KIM
                                         ------------------------------------
                                         Name: Y.H. Kim
                                         Title: President and Chief Executive
                                          Officer

                                      HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.

                                      By: /s/  J.Y. KIM
                                         ------------------------------------
                                         Name: J.Y. Kim
                                         Title: President and Chief Executive
                                          Officer

                                      HYUNDAI HEAVY INDUSTRIES CO., LTD.

                                      By: /s/  J.Y. KIM
                                         ------------------------------------
                                         Name: J.Y. Kim
                                         Title: Attorney-in-fact
                                            (pursuant to Power of Attorney filed
                                                herewith)

                                      HYUNDAI CORPORATION

                                      By: /s/  J.Y. KIM
                                         ------------------------------------
                                         Name: J.Y. Kim
                                         Title: Attorney-in-fact
                                            (pursuant to Power of Attorney filed
                                                herewith)

                                      HYUNDAI MERCHANT MARINE CO., LTD.

                                      By: /s/  J.Y. KIM
                                         ------------------------------------
                                         Name: J.K. Kim
                                         Title: Attorney-in-fact
                                            (pursuant to Power of Attorney filed
                                                herewith)

                                 EXHIBIT INDEX

EXHIBIT                                                                                 PAGE
NUMBER                                   EXHIBIT NAME                                  NUMBER
-------  ----------------------------------------------------------------------------  ------
 (a)(1)  Offer to Purchase, dated November 8, 1995.
 (a)(2)  Letter of Transmittal.
 (a)(3)  Notice of Guaranteed Delivery.
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees.
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute
         Form W-9.
 (a)(7)  Form of Summary Advertisement, dated November 8, 1995.
 (g)(1)  Power of Attorney held by J. Y. Kim.